                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*


                   St. Ives Laboratories, Inc.
                         (Name of Issuer)


                   Common Stock, $.01 par value
                  (Title of Class of Securities)


                           789895-10-9
                          (CUSIP Number)

                          John L. Boyle
                   St. Ives Laboratories, Inc.
                       9201 Oakdale Avenue
                Chatsworth, California 91311-6521
                         (818) 709-5500
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         October 30, 1995
     (Date of Event which Requires Filing of this Statement)

     If the filing  person has  previously  filed a statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if he reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                  (Continued on following pages)
                       (Page 1 of 8 Pages)


                                                 SEC 1746 (12/91)
-------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 789895-10-9            13D          Page 2 of 8 Pages

________________________________________________________________
| 1 | NAME OF REPORTING PERSON                                 |
|   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON        |
|   |         Gary H. Worth                                    |
|___|__________________________________________________________|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        |
|   |                                   (a) /   /    (b) / X / |
|___|__________________________________________________________|
| 3 | SEC USE ONLY                                             |
|   |                                                          |
|___|__________________________________________________________|
| 4 | SOURCE OF FUNDS*                                         |
|   |        Not Applicable                                    |
|___|__________________________________________________________|
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED  |
|   | PURSUANT TO ITEMS 2(d)OR 2(e)                      /   / |
|___|__________________________________________________________|
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION                     |
|   |       United States of America                           |
|___|__________________________________________________________|
|                   |   |                                      |
| NUMBER OF         | 7 | SOLE VOTING POWER        15,000 1/   |
| SHARES            |___|______________________________________|
| BENEFICIALLY      | 8 | SHARED VOTING POWER   2,324,770 1/   |
| OWNED BY          |___|______________________________________|
| REPORTING         | 9 | SOLE DISPOSITIVE POWER   15,000 1/   |
| PERSON            |___|______________________________________|
| WITH              |10 | SHARED DISPOSITIVE POWER             |
|                   |   |                       2,324,770 1/   |
|___________________|___|______________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING   |
|    | PERSON                                                  |
|    |           2,339,770                                     |
|____|_________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES    |
|    | CERTAIN SHARES*                                         |
|    |                                                   /   / |
|____|_________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11        |
|    |           33.3%                                         |
|____|_________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                               |
|    |           IN                                            |
|____|_________________________________________________________|
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------

     1 Alberto-Culver Company has been granted certain specified voting rights with respect to such shares and the right to acquire all of such shares in certain specified circumstances.
See Item 4.

CUSIP NO. 789895-10-9            13D          Page 3 of 8 Pages

________________________________________________________________
| 1 | NAME OF REPORTING PERSON                                 |
|   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON        |
|   |         Monica Worth                                     |
|   |                                                          |
_______________________________________________________________|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        |
|   |                                   (a) /   /    (b) / X / |
|___|__________________________________________________________|
| 3 | SEC USE ONLY                                             |
|   |                                                          |
|___|__________________________________________________________|
| 4 | SOURCE OF FUNDS*                                         |
|   |        Not Applicable                                    |
|___|__________________________________________________________|
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED  |
|   | PURSUANT TO ITEMS 2(d)OR 2(e)                      /   / |
|___|__________________________________________________________|
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION                     |
|   |       United States of America                           |
|___|__________________________________________________________|
|                   |   |                                      |
| NUMBER OF         | 7 | SOLE VOTING POWER                    |
| SHARES            |___|______________________________________|
| BENEFICIALLY      | 8 | SHARED VOTING POWER   1,966,978 1/   |
| OWNED BY          |___|______________________________________|
| REPORTING         | 9 | SOLE DISPOSITIVE POWER               |
| PERSON            |___|______________________________________|
| WITH              |10 | SHARED DISPOSITIVE POWER 1,966,978 1/|
|___________________|___|______________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING   |
|    | PERSON                                                  |
|    |              1,966,978                                  |
|____|_________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  |
|    | CERTAIN SHARES*                                         |
|    |                                                   /   / |
|____|_________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      |
|    |             28.0%                                       |
|____|_________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                               |
|    |            IN                                           |
|____|_________________________________________________________|
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------------

     1 Alberto-Culver Company has been granted certain specified voting rights with respect to such shares and the right to acquire all of such shares in certain specified circumstances.
See Item 4.

CUSIP NO. 789895-10-9            13D          Page 4 of 8 Pages

________________________________________________________________
| 1 | NAME OF REPORTING PERSON                                 |
|   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON        |
|   |         John R. Worth                                    |
|   |                                                          |
_______________________________________________________________|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        |
|   |                                   (a) /   /    (b) / X / |
|___|__________________________________________________________|
| 3 | SEC USE ONLY                                             |
|   |                                                          |
|___|__________________________________________________________|
| 4 | SOURCE OF FUNDS*                                         |
|   |        Not Applicable                                    |
|___|__________________________________________________________|
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED  |
|   | PURSUANT TO ITEMS 2(d)OR 2(e)                      /   / |
|___|__________________________________________________________|
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION                     |
|   |       United States of America                           |
|___|__________________________________________________________|
|                   |   |                                      |
| NUMBER OF         | 7 | SOLE VOTING POWER           75,000 1/|
| SHARES            |___|______________________________________|
| BENEFICIALLY      | 8 | SHARED VOTING POWER        357,792 1/|
| OWNED BY          |___|______________________________________|
| REPORTING         | 9 | SOLE DISPOSITIVE POWER      75,000 1/|
| PERSON            |___|______________________________________|
| WITH              |10 | SHARED DISPOSITIVE POWER   357,792 1/|
|___________________|___|______________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING   |
|    | PERSON                                                  |
|    |              432,792                                    |
|____|_________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  |
|    | CERTAIN SHARES*                                         |
|    |                                                   /   / |
|____|_________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      |
|    |             6.2%                                        |
|____|_________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                               |
|    |             IN                                          |
|____|_________________________________________________________|
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------------

     1 Alberto-Culver Company has been granted certain specified voting rights with respect to such shares and the right to acquire all of such shares in certain specified circumstances.
See Item 4.

Item 1   SECURITY AND ISSUER

     This statement relates to the common stock, $.01 par value ("Common Stock"), of St. Ives Laboratories, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 9201 Oakdale Avenue, Chatsworth, California 91311-6521.

Item 2   IDENTITY AND BACKGROUND

     Gary H. Worth and Monica Worth are individuals and are husband and wife. Mr. Worth's and Mrs. Worth's business address is c/o St. Ives Laboratories, Inc., 9201 Oakdale Avenue, Chatsworth, California 91311. Mr. Worth is Chairman and Chief Executive Officer of the Company.

     John R. Worth is an individual. His business address is c/o St. Ives Laboratories, Inc., 9201 Oakdale Avenue, Chatsworth, California 91311. Mr. Worth is owner of Kona Marine Supply and his business address is c/o Kona Marine Supply, Honokohau Harbor, 74-425 Kealakehe Parkway No. 8, Kailua, Kona, Hawaii 96740.

     Gary  H.  Worth,   Monica   Worth  and  John  R.  Worth  are
collectively referred to herein as the "Reporting Persons."

     None of the Reporting Persons has been convicted of any criminal acts in the past five years (excluding traffic violations or similar misdemeanors). Additionally, none of the Reporting Persons has, in the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Reporting Persons is a United States citizen.

Item 3   SOURCE OF FUNDS

     Not Applicable.

Item 4   PURPOSE OF TRANSACTION

     On October 30, 1995, the Company entered into an Agreement and Plan of Merger dated as of October 30, 1995 (the "Merger Agreement") by and among Alberto-Culver Company, a Delaware corporation ("ACC"), AC Acquiring Co., a Delaware corporation and a wholly owned subsidiary of ACC ("Merger Subsidiary"), and the Company, which provides for the merger (the "Merger") of Merger Subsidiary with and into the Company. In the Merger, each outstanding share of Common Stock will be converted into the right to receive $15.00. Following the Merger, the

Company will be held as a wholly owned subsidiary of ACC. A copy of the Merger Agreement is attached hereto as Exhibit 1 and incorporated herein by this reference.

     Also on October 30, 1995, ACC entered into a Stockholders Stock Option Agreement (the "Option Agreement") with Gary H. Worth, John R. Worth, the Worth Family Partnership, L.P., The House of Worth Trust, dated July 9, 1982, as amended, and the Worth Family Trust u/a/d November 24, 1990 (collectively, the "Stockholders") relating to 15,000, 75,000, 156,800, 1,810,178 and 357,792 shares of Common Stock, respectively (the "Shares"). Pursuant to the Option Agreement, the Stockholders granted to ACC an option to purchase the Stockholders' Shares at a price per share equal to $15.00 (the "Option"). ACC may exercise the Option, in whole but not in part, at any time following the termination or expiration of the Merger Agreement, other than a termination by the Company because of non-performance or breach by ACC, provided the following conditions are satisfied at the time of exercise: (a) there exists an Alternative Proposal (as defined in the Merger Agreement), (b) to the extent necessary, any applicable waiting periods (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 have expired or been terminated, and (c) no preliminary or permanent injunction or other order, decree or ruling issued by any court or governmental or regulatory authority, domestic or foreign, of competent jurisdiction, prohibiting the exercise of the Option or delivery of the Shares shall be in effect. A copy of the Option Agreement is attached hereto as Exhibit 2 and incorporated herein by this reference.

     Under the Option Agreement, each Stockholder, with respect to those Shares he or it owns of record, has appointed ACC, or any nominee of ACC, with full power of substitution, until the expiration of the Option, its proxy and attorney, to vote at every annual, special or adjourned meeting of stockholders of any Company, or any action by written consent in lieu of a meeting:
(a) in favor of the adoption of the Merger Agreement and approval of the Merger and other transactions contemplated by the Merger Agreement, (b) against any proposal for any recapitalization, merger, sale of assets or other business combination between the Company and any person or entity (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled, and
(c) in favor of any other matter relating to the consummation of transactions contemplated by the Merger Agreement. In addition, each Stockholder has agreed to cause Shares beneficially owned by him or it to be voted in accordance with the foregoing. The Option Agreement provides that the proxies given are irrevocable for the period specified in the Option Agreement.

     During the term of the Option, each Stockholder has agreed not to (a) sell, pledge (other than Permitted Liens defined therein) or otherwise dispose of its Shares, (b) deposit its Shares into a voting trust or enter into a voting agreement with respect thereto, or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition, sale, assignment, transfer or other disposition of any Common Stock.

     The Option expires if not exercised prior to the close of business on the 120th day following termination of the Merger Agreement; provided, however, the Option expires immediately if the Merger Agreement is terminated by the Company for non-performance or breach by ACC.

     If the Merger is consummated in accordance with the terms of the Merger Agreement, ACC will pay to the Stockholders as compensation for the Option, pro rata according to the number of Shares owned by each Stockholder, an amount equal to one-half of one percent (0.5%) of the reported net consolidated sales of branded Company products, and of any other toiletries or health and beauty aid products developed by Gary H. Worth or by a development team with which Mr. Worth has significant involvement during the Payment Period (as defined below), sold by ACC or any of its subsidiaries, including the Company, on a worldwide basis, in each calendar quarter beginning with the calendar quarter in which the Merger is effected (from the date of the Merger, in the case of the first calendar quarter) through the end of the nineteenth calendar quarter following the calendar quarter in which the Merger is effected (the "Payment Period"). Sales will be net of discounts, returns and allowances, and will include sales at the first level of distribution only (e.g., sales from the Company as a manufacturer to ACC's Sally Beauty division will be included, but not sales of those products by that division to its customers). Sales will not include customer label products manufactured for others at the Company's Chatsworth, California facility. Payment will be made within 45 days after the end of the relevant quarter. The net sales base amount contemplated by this paragraph will be calculated in accordance with United States generally accepted accounting principles applied on a basis consistent with those principles and assumptions applied by the Company prior to the Merger, provided that for purposes of converting foreign currencies to U.S. dollars, calculations shall be made as of the last day of each quarter using the exchange rate in effect on that date, as reported in The Wall Street Journal. Concurrently with each required quarterly payment, ACC will provide the Stockholders with a schedule, in reasonable detail, setting forth a product line breakdown of the components of the net sales base amount for such quarter's payment. In no event will ACC have any right of offset with respect to any other payments that might otherwise be owing under the Option Agreement.

     If the Merger is completed as planned, the Certificate or Incorporation of Merger Subsidiary, as in effect immediately prior to the effective time of the Merger, will be amended to change its name to "St. Ives Laboratories, Inc.," and as so amended, will be the Certificate of Incorporation of the surviving corporation. Upon completion of the Merger, the directors of Merger Subsidiary will be the initial directors of the Company, and the officers of Merger Subsidiary at the effective time of the Merger and such other persons designated by ACC will be officers of the Company. In addition, upon completion of the Merger, ACC intends to cause the Company to have the shares of Common Stock deregistered under the Securities Exchange Act of 1934, as amended, and to cease to be authorized to be quoted on the Nasdaq National Market.

Item 5   INTEREST IN SECURITIES OF THE ISSUER

     Gary H. Worth and Monica  Worth  presently  share voting and dispositive power with respect to 1,966,978 shares of Common Stock. Of these shares, 1,810,178 shares are held by The House of Worth Trust, a family trust under which each of Gary H. Worth and Monica Worth serve as trustees and 156,800 shares are held by the Worth Family Partnership, L.P., a limited partnership as to which The House of Worth Trust serves as the sole general partner. Gary
H. Worth has sole voting and dispositive power with respect to 15,000 shares of Common Stock (except to the extent granted to ACC, as described in Item 4 above). Gary H. Worth presently shares voting and dispositive power with John R. Worth, with respect to 357,792 shares of Common Stock which are held by the Worth Family Trust u/a/d November 20, 1990. Gary H. Worth and John R. Worth are co-trustees under this trust. John R. Worth has sole voting and dispositive power with respect to 75,000 shares of Common Stock (except to the extent granted to ACC, as described in Item 4 above). In aggregate, Gary H. Worth beneficially owns 2,339,770 shares of Common Stock (33.3% of the outstanding shares of October 27, 1995), Monica Worth beneficially owns 1,966,978 shares of Common Stock (28.0% of the outstanding shares as of October 27, 1995) and John R. Worth beneficially owns 432,792 shares of Common Stock (6.2% of the outstanding shares as of October 27, 1995).

     ACC has been granted certain specified voting rights with respect to all of the shares of Common Stock beneficially owned by the Reporting Persons and has been granted the right to acquire all of such shares in certain specified circumstances, all as described in Item 4 above.

     Within the past 60 days, 156,800 shares of Common Stock were transferred without consideration from The House of Worth Trust to the Worth Family Partnership, L.P. The Option Agreement was executed on October 30, 1995. No other transactions in Common Stock have been effected by the Reporting Persons within the past 60 days.

Item 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

                  See Item 4.

Item 7   MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 1  -  Agreement and Plan of Merger

                  Exhibit 2  -  Stockholders Stock Option Agreement

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    November 9, 1995        /S/ GARY H. WORTH
                                  ______________________________
                                    GARY H. WORTH


Dated:    November 9, 1995        /S/ MONICA WORTH
                                  _______________________________
                                    MONICA WORTH


Dated:    November __, 1995
                                  _______________________________
                                    JOHN R. WORTH